Goldman Sachs Physical Gold ETF

c/o Goldman Sachs Asset Management, L.P.

200 West Street

New York, NY 10282

January 6, 2021

VIA EDGAR

Sonia Bednarowski, Esq.

Justin Dobbie, Esq.

Office of Finance

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness
Goldman Sachs Physical Gold ETF
Registration Statement on Form S-3

File No. 333-251769

Dear Ms. Bednarowski and Mr. Dobbie:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Goldman Sachs Physical Gold ETF (the “Trust”) hereby requests that the effectiveness for the above-captioned Registration Statement on Form S-3 filed under the Securities Act be accelerated to 12:00 p.m., New York City time, on January 8, 2021, or as soon thereafter as practicable. The Trust hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

Should you have any questions or require any additional information with respect to this filing, please contact Clifford R. Cone at (212) 878-3180 or Jason D. Myers at (212) 878-8324.

Sincerely,
Goldman Sachs Asset Management, L.P.
Sponsor of Goldman Sachs Physical Gold ETF

By:	/s/ Michael Crinieri
Michael Crinieri
Global Head of Exchange Traded Funds

cc:	Caroline L. Kraus, Goldman Sachs Asset Management, L.P.

Joseph McClain, Goldman Sachs Asset Management, L.P.

Clifford R. Cone, Clifford Chance US LLP

Jason D. Myers, Clifford Chance US LLP